EXHIBIT 99.1

Equinox Gold Provides Corporate Update

All dollar amounts are expressed in US$ unless stated otherwise

VANCOUVER, March 27, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") today provides a corporate update.

COVID-19 Pandemic Response

As a result of local government restrictions related to the COVID-19 pandemic, the Company has temporarily suspended mining activities for 15 days at the RDM Mine in Minas Gerais State, Brazil. The mill will continue to operate and process lower-grade ore stockpiles until the restrictions are lifted and mining recommences. To date there are no confirmed or presumptive cases of the COVID-19 virus at any of the Company's operations or offices and Equinox Gold's other producing mines continue to operate normally.

Equinox Gold continues to enforce stringent operational and safety procedures across the Company to help protect the safety of its workforce and communities in accordance with guidelines outlined by the World Health Organization and the local, state and federal governments at each of its operations. The Company has also developed contingency plans to support business continuity and help protect the economic wellbeing of its workforce, suppliers and local communities. The Company is monitoring the rapidly changing COVID-19 situation and will adjust its response as necessary.

Exercise of Non-dilution Rights

In connection with the merger completed on March 10, 2020 between Equinox Gold and Leagold Mining Corporation ("Leagold"), the Pacific Road Resources Funds have provided notice to the Company of the exercise of their pre-existing non-dilution rights and will acquire 461,947 Equinox Gold common shares (the "Shares") for proceeds to the Company of $2,854,832 and $9,278,209 aggregate principal amount of 5-year convertible notes (the "Notes"). The Notes will bear interest at 4.75% and will be convertible into Equinox Gold common shares at a fixed price of $7.80 per share. The Company intends to use the proceeds from the Shares and Notes for general corporate and working capital purposes.

Standby Loan

Further to the Equinox Gold news releases dated August 2, 2018 and December 30, 2019, the standby loan arrangement between Equinox Gold and its Chairman, Ross Beaty, has been amended and restated to extend the term from March 31, 2020 to June 30, 2020.

Reliance on Temporary Filing Relief

On March 23, 2020, Canadian securities regulators published temporary blanket relief for market participants from certain regulatory filings as a result of COVID-19. The Company intends to rely on the temporary blanket relief which provides for a 45-day extension to file its Annual Information Form ("AIF") for the year ended December 31, 2019. Equinox Gold now expects to file its AIF on or before April 15, 2020. Further, the Company's directors, officers and other insiders will be subject to a trading blackout until such time as the AIF is filed and the Company confirms that, other than completion of the merger with Leagold on March 10, 2020, there have been no material business developments that have occurred subsequent to the filing of the Company's December 31, 2019 Financial Statements on March 2, 2020.

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two projects in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the growth potential of the Company. When used in this news release, words such as "will", "monitoring", "review", "contingency plans", "adjust", "adapt", "growth", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the Company's plans and protocols with regard to managing potential impacts related to the COVID-19 pandemic, the Company's strategy to help keep its workforce and local communities safe, the Company's business continuity protocols and the potential impact on operations related to COVID-19, the Company's ability to maintain activities and productivity at its operating mines, the Company's ability to successfully resume operations at mines at which operations have been restricted or suspended, and the Company's ability to advance its development and expansion projects and achieve its growth objectives.

These forward-looking statements involve assumptions, numerous risks and uncertainties, certain of which are beyond the Company's control including risks associated with or related to the volatility of metal prices and the Company's shares, risks of the COVID-19 pandemic including government responses and increased regulations and restrictions regarding the flow of labour, materials and impact on the Company's projects and operations, as well as the risk factors identified in Equinox Gold's Annual Information Form dated December 31, 2018, the joint information circular for the Leagold merger dated December 20, 2019, and in Equinox Gold's year-end MD&A dated February 28, 2020, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. The COVID-19 situation is changing rapidly and Equinox Gold will continue to review and adapt its response protocols as the situation unfolds, applying guidelines outlined by the World Health Organization and governments of countries within which the Company operates. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2020/27/c0757.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 27-MAR-20